UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29546 / December 30, 2010

_____

In the Matter of   :
                                                     :
NUVEEN ASSET MANAGEMENT   :
NUVEEN INVESTMENTS, LLC   :
333 West Wacker Drive, 32nd Floor   :
Chicago, Illinois 60606   :
                                                     :
FIRST AMERICAN STRATEGY FUNDS, INC.   :
FIRST AMERICAN INVESTMENT FUNDS, INC. :
800 Nicollet Mall   :
Minneapolis, Minnesota 55402   :
                                                     :
(812-13839)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Nuveen Asset Management ("NAM"), Nuveen Investments, LLC ("Nuveen
Investments"), First American Strategy Funds, Inc. ("FASF") and First American
Investment Funds, Inc. ("FAIF") filed an application on November 5, 2010, and
amendments to that application on December 7, 2010 and December 10, 2010, requesting
an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an
exemption from rule 12d1-2(a) under the Act. The order would permit open-end
management investment companies relying on rule 12d1-2 under the Act to invest in
certain financial instruments.

On December 8, 2010, a notice of the filing of the application was issued (Investment
Company Act Release No. 29522). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth
in the application, as amended, that granting the requested exemption is appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the exemption under section 6(c) of the Act from rule 12d1-2(a) under the Act requested by NAM, Nuveen Investments, FASF and FAIF (File No. 812-13839), is granted, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary